UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Creative Medical Technology Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

 (Title of Class of Securities)

22529Y 101

 (CUSIP Number)

Timothy Warbington

2017 W Peoria Avenue

Phoenix, AZ 85029

(602) 680-7439

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Timothy Warbington i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7	sole voting power 6,466,667 SHARES
	8	shared voting power 58,648,327 SHARES
	9	sole dispositive power 6,466,667 SHARES
	10	shared dispositive power 58,648,327 SHARES

11	aggregate amount beneficially owned by each reporting person 65,114,994 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 61.3%
14	type of reporting person* IN

1	name of reporting person Creative Medical Health, Inc. i.r.s. identification no. of above person (entities only) EIN 45-3715583
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DELAWARE

number of shares beneficially owned by each reporting person with	7	sole voting power 0 SHARES
	8	shared voting power 58,648,327 SHARES
	9	sole dispositive power 0 SHARES
		shared dispositive power 58,648,327 SHARES

11	aggregate amount beneficially owned by each reporting person 58,648,327 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 55.2%
14	type of reporting person* HC

PRELIMINARY STATEMENT

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D (the “Initial Statement”) filed by Timothy Warbington and Creative Medical Health, Inc., a Delaware corporation, (“CMH” and together with Mr. Warbington, the “Reporting Persons”) with the Securities and Exchange Commission on June 6, 2016, as amended on or about February 6, 2017, with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Issuer”). This Amendment reports the adoption of a 10b5-1 trading by CMH in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Initial Statement, as amended. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The following items of the Initial Statement, as amended, are hereby amended and restated as follows.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure set forth in Item 6 is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 15, 2017, CMH entered into a 10b5-1 Plan (the “Plan”) with JH Darbie & Co., Inc. (“JH Darbie & Co.”) for the purpose of establishing a trading plan to effect sales of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including but not limited to, Rule 10b5-1. The Plan allows for the sale of up to an aggregate of 750,000 Shares by JH Darbie & Co. on behalf of CMH commencing May 30, 2017, with sales outside of the Plan permitted prior thereto. CMH has deposited 250,000 shares with another broker for potential sales at market prices prior to May 30, 2017. The Shares sold pursuant to the Plan may only be sold in accordance with trading requirements adopted by CMH, and there can be no assurance as to how many Shares, if any, will be sold pursuant to the Plan or at what price any such Shares will be purchased, provided that no shares are sold below $0.45 per share. A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit Description
99.1	CMH 10b5-1 Plan dated May 15, 2017

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2017	/s/ Timothy Warbington
Timothy Warbington

Creative Medical Health, Inc.

Dated: May 17, 2017	By:	/s/ Timothy Warbington
Timothy Warbington, CEO